SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings PLC announced today (23 Sep 2010) that Mr. Emmanuel Faber has retired from the Board of Directors of Ryanair Holdings PLC with effect from 22 September 2010. Mr Faber had served as a director since September 2002.

Ryanair's Michael O'Leary said: "On behalf of the Board I would like to sincerely thank Emmanuel for his significant contribution to successful growth of Ryanair in the past 8 years. He leaves the Board of Ryanair with our sincere gratitude and best wishes for the future."

ENDS

23rd September 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 23 September 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary